Exhibit 4.1
March 30, 2010
Enbridge Inc.
3000, 425 — 1 Street SW
Calgary, AB
T2P 3L8

Re:	Class A Cumulative Redeemable Exchangeable Preferred Shares of FCE FuelCell Energy Ltd. (the “Class A Preferred Shares”)
Dear Sirs,
The purpose of this letter is to confirm the following binding agreements between Enbridge Inc. (“Enbridge”) and FuelCell Energy, Inc. (“FuelCell”) regarding the Class A Preferred Shares and the guarantee dated May 27, 2004 entered into between FuelCell and Enbridge (the “Guarantee”):

1.	Each of Enbridge and FuelCell will promptly take such steps and proceedings, and FuelCell will cause FCE FuelCell Energy Ltd. (“FC Canada”) to promptly take such steps and proceedings, as may be required to amend the articles of FC Canada to delete the existing provisions relating to the Class A Preferred Shares in such articles and to replace such provisions with the provisions set out in Schedule “A” attached hereto; and

2.	Immediately after the articles of FC Canada are amended as set out above, each of Enbridge and FuelCell will execute and deliver the Guarantee Amending Agreement in the form attached hereto as Schedule “B”.
This letter agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
Please sign and date this letter agreement in the space provided below to confirm the agreements set forth above and return a signed copy to the undersigned.

Yours very truly, FuelCell Energy, Inc.
By:	/s/ Joseph G. Mahler
Name. Joseph G. Mahler
	Title:	Corporate Secretary
ACCEPTED AND AGREED as of this 31st day of March, 2011.

Enbridge Inc.
By:	/s/ Wanda Opheim
	Name:	Wanda Opheim
	Title:	/s/ Vice President, Treasury & Tax